Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

JD.com, Inc.

京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9618 (HKD counter) and 89618 (RMB counter))

INSIDE INFORMATION

COMPLETION OF VOLUNTARY PUBLIC TAKEOVER OFFER FOR CECONOMY AG

This announcement is issued pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

Reference is made to the announcements of JD.com, Inc. (the “Company” or “JD.com”) dated July 31, 2025 and September 1, 2025 in relation to the voluntary public takeover offer (the “Takeover Offer”) for CECONOMY AG (“CECONOMY”) (XETRA: CEC).

JD.com today announced the completion of the Takeover Offer, acquiring 59.8% of the share capital and voting rights of CECONOMY with total consideration of EUR 1,335 million. As a result, CECONOMY becomes a subsidiary of JD.com, and its financial results are consolidated into JD.com’s consolidated financial statements from November 12, 2026. Together with the 25.3% stake retained by JD.com’s partner Convergenta, this acquisition brings our combined shareholding in CECONOMY to 85.2%. The Takeover Offer was made through JINGDONG HOLDING GERMANY GMBH, an indirect wholly-owned subsidiary of the Company (the “Bidder”), at EUR 4.60 in cash per share. This follows the fulfillment of all offer conditions for completion of the transaction, including merger control clearances, foreign investment clearances and EU foreign subsidies clearance.

“JD.com and CECONOMY share a common vision to build Europe’s leading next-generation consumer electronics platform. We can now start to implement our vision and bring it to life,” said Sandy Xu, CEO of JD.com. “CECONOMY has a clear and compelling strategy for the European retail market and for Europe’s consumers. Supported by its talented employees, strong brand recognition, and extensive online and offline capabilities, it has the foundations from which to grow and thrive. We are also confident our partnership supports Europe’s broader objectives for innovation and competitiveness, and will contribute to a more dynamic European consumer retail market.”

“Today marks the beginning of a new chapter for CECONOMY. Our partnership with JD.com has become reality and we are ready to move into implementation with full momentum,” said Remko Rijnders, CEO of CECONOMY. “CECONOMY has the right foundation to accelerate its ambition of becoming Europe’s most trusted tech platform. What stays the same is everything that makes us strong, our mission, our iconic brands, our employees and our commitment to our customers. What changes is that we can now move from vision to action, combining our local expertise and customer relationships with JD.com’s technology and logistics capabilities to deliver an even better experience for European consumers.”

CECONOMY operates more than 1,000 consumer electronics stores in 11 markets under the MediaMarkt, Saturn and MediaWorld brands, alongside its online retail operations. The business employs more than 50,000 people and, in 2025, had more than 53 million loyalty members and 2.2 billion annual customer contacts. Its established customer relationships and combination of digital and physical retail channels provide a strong foundation for the partnership’s next phase of growth.

As part of the strategic roadmap, CECONOMY will remain a stand-alone business in Europe with a local independent technology stack, and no changes are planned to the workforce, employee agreements and sites. JD.com is committed to investing in CECONOMY’s strong consumer brands and staying true to their heritage. CECONOMY will continue to focus on developing its long-lasting customer relationships and building new ones across its omni-channel platform.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

By Order of the Board of Directors
JD.com, Inc.
Mr. Richard Qiangdong Liu
Chairman of the Board of Directors

Beijing, China, November 12, 2026

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Ms. Sandy Ran XU as the executive director, Ms. Caroline SCHEUFELE, Ms. Carol Yun Yau LI, Ms. Grace Kun DING, Ms. Jennifer Ngar-Wing YU, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.

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